UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                                PXRE GROUP LTD.
------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON SHARES, PAR VALUE $1.00 PER SHARE
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G73018106
                        -------------------------------
                                (CUSIP Number)


                           Capital Z Management, LLC
                              54 Thompson Street
                           New York, New York 10012
                         Attention: Craig Fisher, Esq.
                                (212) 965-0800
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 31, 2005
                      ----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                         CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /X/

                                                                                               (b)           / /
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS (SEE INSTRUCTIONS)
     4
              OO - CONTRIBUTION FROM PARTNERS
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   BERMUDA
------------------------------------ ----------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER

             NUMBER OF                           6,756,987  (1)
              SHARES                 ----------- ---------------------------------------------------------------------
           BENEFICIALLY                  8       SHARED VOTING POWER
             OWNED BY
               EACH                              0
             REPORTING               ----------- ---------------------------------------------------------------------
              PERSON                     9       SOLE DISPOSITIVE POWER
               WITH
                                                 6,756,987  (1)
                                     ----------- ---------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,805,478
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
------------- --------------------------------------------------------------------------------------------------------


1. Assumes conversion of all Preferred Shares, par value $1.00 per share ("Preferred Shares") beneficially owned by the Reporting Person to Common Shares, par value $1.00 per share ("Common Shares"), at a conversion price of $13.27 per share.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /X/

                                                                                               (b)           / /
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS (SEE INSTRUCTIONS)
     4
              OO - CONTRIBUTION FROM PARTNERS
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   BERMUDA
------------------------------------ ----------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER

             NUMBER OF                           35,992  (1)
              SHARES                 ----------- ---------------------------------------------------------------------
           BENEFICIALLY                  8       SHARED VOTING POWER
             OWNED BY
               EACH                              0
             REPORTING               ----------- ---------------------------------------------------------------------
              PERSON                     9       SOLE DISPOSITIVE POWER
               WITH
                                                 35,992  (1)
                                     ----------- ---------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,805,478
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
------------- --------------------------------------------------------------------------------------------------------


1. Assumes conversion of all Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $13.27 per share.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                          CAPITAL Z PARTNERS, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /X/

                                                                                               (b)           / /
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                          Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   BERMUDA
------------------------------------ ----------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER

             NUMBER OF
              SHARES                 ----------- ---------------------------------------------------------------------
           BENEFICIALLY                  8       SHARED VOTING POWER
             OWNED BY
               EACH                              6,792,979 (1)
             REPORTING               ----------- ---------------------------------------------------------------------
              PERSON                     9       SOLE DISPOSITIVE POWER
               WITH

                                     ----------- ---------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER

                                                 6,792,979 (1)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,805,478
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
------------- --------------------------------------------------------------------------------------------------------


1. Includes 2,375,090 and 12,651 Common Shares issuable upon conversion of 3,151.744 and 16.788 Preferred Shares held by Capital Z Financial Services Fund II, L.P. ("Capital Z Fund II") and Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), respectively, upon conversion of Preferred Shares at a conversion price of $13.27 per share; and 4,381,897 and 23,341 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Capital Z Fund II and Capital Z Private Fund II, respectively.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                          CAPITAL Z PARTNERS, LTD.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /X/

                                                                                               (b)           / /
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                          Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   BERMUDA
------------------------------------ ----------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER

             NUMBER OF                           0
              SHARES                 ----------- ---------------------------------------------------------------------
           BENEFICIALLY                  8       SHARED VOTING POWER
             OWNED BY
               EACH                              6,792,979 (1)
             REPORTING               ----------- ---------------------------------------------------------------------
              PERSON                     9       SOLE DISPOSITIVE POWER
               WITH

                                     ----------- ---------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER

                                                 6,792,979 (1)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,805,478
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
------------- --------------------------------------------------------------------------------------------------------


1. Includes 2,375,090 and 12,651 Common Shares issuable upon conversion of 3,151.744 and 16.788 Preferred Shares held by Capital Z Financial Services Fund II, L.P. ("Capital Z Fund II") and Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), respectively, upon conversion of Preferred Shares at a conversion price of $13.27 per share; and 4,381,897 and 23,341 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Capital Z Fund II and Capital Z Private Fund II, respectively.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                          CAPITAL Z MANAGEMENT, LLC
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /X/

                                                                                               (b)           / /
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                          Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   DELAWARE
------------------------------------ ----------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER

             NUMBER OF                           12,499 (1)
              SHARES                 ----------- ---------------------------------------------------------------------
           BENEFICIALLY                  8       SHARED VOTING POWER
             OWNED BY
               EACH                              0
             REPORTING               ----------- ---------------------------------------------------------------------
              PERSON                     9       SOLE DISPOSITIVE POWER
               WITH
                                                 12,499 (1)
                                     ----------- ---------------------------------------------------------------------
                                         10      SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,805,478
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
------------- --------------------------------------------------------------------------------------------------------


1. Includes 7,500 restricted Common Shares and an option exercisable within 60 days to purchase 4,999 Common Shares.

          This Amendment No. 2 amends the Statement of Schedule 13D, filed on June 27, 2003 by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. a Bermuda limited partnership ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") and Capital Z Management, LLC, a Delaware limited liability company ("Capital Z Management", collectively, the "Reporting Persons"), as amended by Amendment No. 1, filed on December 29, 2004 (as so amended, the "Initial Statement on Schedule 13D").

          This Amendment No. 2 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D.

          Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.

Item 4.   Purpose of Transaction.

          On March 31, 2005, mandatorily convertible Series A1 Convertible Voting Preferred Shares, Series B1 Convertible Voting Preferred Shares and Series C1 Convertible Voting Preferred Shares (the "Convertible Voting Preferred Shares") of PXRE Group, Ltd. (the "Company") were converted into Class A Convertible Voting Common Shares, Class B Convertible Voting Common Shares and Class C Convertible Voting Common Shares (the "Convertible Common Shares"). The conversion was effected based upon a conversion price of $13.27, which conversion price was agreed between the Company and holders of the Company's Convertible Voting Preferred Shares pursuant to a letter agreement dated as of March 31, 2005.

          Immediately prior to the conversion, Capital Z Fund II and Capital Z Private Fund II held 5,809.612 and 30.946 Series B1 Convertible Voting Preferred Shares, respectively, which converted into 4,381,897 and 23,341 Class B Convertible Common Shares, respectively. The Convertible Common Shares are convertible at a one-to-one ratio into the Company's Common Shares at any time by the holder.

          The Reporting Persons consummated the transactions described herein for investment purposes.

          The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reporting Persons also intend to continue to have active participation in the management of the Company through representation on the Board of Directors. Except as set forth in this Item 4 (including the matters described in Item 6 in the Initial Statement on Schedule 13D which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented by adding the following:

          (a) - (b)

          The information on the cover pages is incorporated herein by reference.

          Capital Z Management may be deemed to be part of a group together with Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. and therefore be deemed to beneficially own the shares beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. but no

Reporting Person affirms the existence of any such group. Such group would beneficially own 6,805,478 Common Shares, assuming conversion of all Preferred Shares held by such group at a conversion price of $13.27, which would represent 24.6% of the total outstanding Common Shares.

          Capital Z Management disclaims any beneficial ownership of any shares owned or deemed to be beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. each disclaim beneficial ownership of any shares owned by Capital Z Management. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the 20,818,630 Common Shares outstanding as of March 18, 2005, and assuming that all outstanding Preferred Shares held by the Reporting Persons are converted into Common Shares.

          (c) Pursuant to the terms of the Preferred Shares as set forth in
Section 7(d) of the Description of Stock, the conversion price of the Preferred Shares was adjusted as of March 31, 2005 to $13.27.

          Other than the transactions described above, the Reporting Persons have not effected any transactions in respect of the Common Shares or the Preferred Shares within the past 60 days.

          (d) None.

          (e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

   1. Joint Filing Agreement, dated April 8, 2005.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   Date:    April 8, 2005


                                    Capital Z Financial Services Fund II, L.P.
                                    By: Capital Z Partners, Ltd.,
                                        its ultimate general partner

                                    By:    /s/ Craig Fisher
                                       ---------------------------------------
                                           Craig Fisher
                                           General Counsel

                                    Capital Z Financial Services Private
                                      Fund II, L.P.
                                    By: Capital Z Partners, Ltd.,
                                        its ultimate general partner

                                    By:    /s/ Craig Fisher
                                       ---------------------------------------
                                           Craig Fisher
                                           General Counsel

                                    Capital Z Partners, L.P.
                                    By: Capital Z Partners, Ltd.,
                                        its ultimate general partner

                                    By:    /s/ Craig Fisher
                                       ---------------------------------------
                                           Craig Fisher
                                           General Counsel

                                    Capital Z Partners, Ltd.

                                    By:    /s/ Craig Fisher
                                       ---------------------------------------
                                           Craig Fisher
                                           General Counsel

                                    Capital Z Management, LLC

                                    By:    /s/ Craig Fisher
                                       ---------------------------------------
                                           Craig Fisher
                                           General Counsel

                                 Exhibit Index

1. Joint Filing Agreement, dated April 8, 2005.